OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liquidly IAS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 West 34th Street
(No. and Street)

New York	NY	10122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anusha Harid-Paoletti	914-320-3625	anusha.harid@liquidlypro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anusha Harid-Paoletti _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liquidly IAS, LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO

Notary Public

ALEXANDER MAXWELL BRODY
Notary Public - State of New York
NO. 01BR6291844
Qualified in New York County
My Commission Expires Oct 21, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Liquidly IAS, LLC

**Financial Statements
and Supplemental Information
For the Year Ended December 31, 2022**

Contents

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Liquidly IAS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liquidly IAS, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Liquidly IAS, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liquidly IAS, LLC's management. Our responsibility is to express an opinion on Liquidly IAS, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liquidly IAS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Liquidly IAS, LLC financial statements. The supplemental information is the responsibility of Liquidly IAS, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Liquidly IAS, LLC's auditor since 2021.

Sugar Land, Texas

March 28, 2023

1

Statement of Financial Condition
December 31, 2022

Assets

Assets		
Cash and cash equivalents	$	63,423
Prepaid expenses and other assets		19,631
Total Assets	**$**	**83,054**

Liabilities and Member's Equity

Liabilities		
Due to related party	$	20,239
Accrued expenses	$	13,800
Total Liabilities		34,039
Member's Equity		49,015
Total Liabilities and Member's Equity	**$**	**83,054**

See Notes to Financial Statements

Statement of Operations
December 31, 2022

Revenues	-
Expenses	
Compensation	-
Legal & professional services	36,000
Management fee	120,173
Insurance	5,863
Regulatory fees	20,669
Other expenses	915
Total Expenses	**183,620**
Net Loss	**$ (183,620)**

See Notes to Financial Statements

Statement of Changes in Member's Equity
Year Ended December 31, 2022

Balance at January 1, 2022	$	99,635
Contribution	$	133,000
Net loss		(183,620)
Balance at December 31, 2022	$	49,015

See Notes to Financial Statements

Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(183,620)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in assets and liabilities:		
Increase in prepaid expenses		(4,023)
Decrease in due to affiliate		(4,390)
Increase in accrued expenses		13,300
Net cash used in operating activities		(178,733)
Cashflows from financing activities		
Capital Contributions		133,000
Net cash provided by financing activities		133,000
Net decrease in cash and cash equivalents		(45,733)
Cash and cash equivalents, beginning of year		109,156
Cash and cash equivalents, end of year	$	63,423

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Liquidly IAS, LLC (the "Company") was organized on December 8, 2017 as a limited liability company in accordance with the laws of the State of Delaware. Liquidly IAS, LLC was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) on January 2, 2020 and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Liquidly, Inc. (the "Member").

The Company's principal business activity and purposes of the Company is to operate and sponsor an alternative trading system (ATS) to facilitate secondary trades in the private funds sold through its online platform. The Company will also conduct business as placement agent and facilitator of limited partnership interests in private funds and private assets sold on a best efforts via an online platform.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and Management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2022, cash and cash equivalents were held in a non- interest bearing account at Citibank totaling $63,423.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2022 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had net capital of $29,384 which was $24,384 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1.

Note 3 – Commitment and Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) in place with its Parent whereby the Parent charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing, technology and business development charges. Charges allocated by the Parent are included in the Statement of Operations and totaled $120,173 for the year ended December 31, 2022.

At November, 2022, the Company owed the Parent $58,225. The Parent forgave the amount of $48,000 and the Company recorded that forgiveness as a Capital Contribution effective as of November 30, 2022. As of December 31, 2022 the Company owes the Parent $20,239 for allocation of expenses and other cash advances.

Note 4 – *Commitment and Contingencies*

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2022, and through the date of this report, there were no such claims.

Note 5 – *Subsequent Events*

The subsequent events for the Company have been evaluated by management through the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 6 – *Going Concern*

The firm generated $0 revenue in 2022. While the firm expects it will generate revenue in 2023, it will continue to be supported by its parent, Liquidly Inc. through capital contributions until such time it can independently sustain its existence. Additionally, the parent is currently in the process of raising a round of financing which it will use to continue the support of the firm.

Supplemental Information

Liquidly IAS, LLC

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

NET CAPITAL		Schedule I
Total member's capital from statement of financial condition	$	49,015
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets		(19,631)
Net Capital		29,384
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		
Higher of 6-2/3% times aggregate indebtedness of $5,000		5,000
Excess Net Capital	$	24,384
Net Capital less greater of 10% of aggregated indebtedness		
or 120% of minimum net capital required		23,384
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	34,039
Ratio of aggregate indebtedness to net capital		1.16 to 1.00

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2022 and the Company's audited financial statements as of December 31, 2022.

Liquidly IAS, LLC
Schedule II - Computation for Determining of Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2022

A computation of reserve requirements is not applicable to Liquidly IAS, LLC.

Liquidly IAS, LLC

Schedule III - Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2022

Information relating to possession or control requirements is not applicable to Liquidly IAS, LLC.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Liquidly IAS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Liquidly IAS, LLC states the "Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2). The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, revenue in providing an alternative trading system, referring securities transactions to other brokers, and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Liquidly IAS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liquidly IAS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
March 28, 2023

LIQUIDLY

LIQUIDLY IAS, LLC
EXEMPTION REPORT

Liquidly IAS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, revenue in providing an alternative trading system, referring securities transactions to other brokers. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Anusha Harid-Paoletti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: *Anusha Harid-Paoletti*
Date: March 20, 2023

Anusha Harid-Paoletti
CEO
Liquidly IAS, LLC
225 W 34th Street
New York, NY 10122
SEC filing # 8-70270